

DIVISION OF
MARKET REGULATION


02013022

NO ACT
PE 1-14-01
X-53308

PROCESSED

FEB 19 2002

THOMSON
FINANCIAL

January 30, 2002

Mr. Marc H. Stoltz
Financial and Operations Principal
SFL Securities LLC
C/o Financial Services, LLC
100 Quentin Roosevelt Boulevard, Suite 516
Garden City, NY 11530

Act	34
Section	17
Rule	17a-5
Public Availability	2-13-02

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Stoltz:

We have received your letter dated January 14, 2001, in which you request on behalf of SFL Securities LLC (the "Firm"), relief from the requirement that the Firm file an annual audited report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2001.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on November 20, 2001. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file an annual audited report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31. Because the Firm's registration with the Commission became effective on November 20, 2001, you have requested an exemption from filing annual audit reports for the year-ended December 31, 2001. The Firm had not conducted any securities business as of December 31, 2001.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2001. However, the annual report for the year ending December 31, 2002 must cover the entire period from November 20, 2001, the effective date of the Firm's registration with the Commission.

Mr. Marc H. Stoltz
January 30, 2002
Page 2

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

E. David Hwa
Special Counsel

cc: Susan DeMando, NASD Regulation

edh



FINANCIAL SERVICES, I I C.

100 Quentin Roosevelt Boulevard, Suite 516 • Garden City, New York 11530

(516) 222-9111   FAX (516) 222 9120

January 14, 2002

Mr. Michael Macchiaroli
Associate Director
Office of Risk Management
Division of Market Regulation
Securities & Exchange Commission
450 Fifth Street, N.W.
Mail Stop 5-1
Washington, D.C. 20549

Re: SFL Securities LLC
SEC file No. 8-53308
CRD no. 113325

Dear Mr. Macchiaroli:

On behalf of SFL Securities, LLC, ("SFL"), we hereby request a waiver of the requirement for SFL to file an audited financial statement for the period ended December 31, 2001, pursuant to Rule 17a-5 (d) of the Securities Exchange Act of 1934 (the "Act").

We base our request upon the fact SFL's NASD membership was granted on November 1, 2001. Prior to that date, SFL had not conducted business of any type. Since that date and through December 31, 2001 SFL, whose only line of business will be to engage in the private placement of securities, has not yet conducted any business other than to generate de minimus interest on its capital of $15,000.

At the time of this request SFL is in compliance with the net capital provisions of the Act.

We believe it would be an unfair burden for SFL to incur the costs of an audit for a stub period during which no meaningful business activity took place. We understand our audit requirement for the period ending December 31, 2002 will cover the 2001 stub period.

Please do not hesitate to contact me if you require any additional information.

Very truly yours,

Marc H. Stoltz
Financial and Operations Principal

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RECEPTION OK

TX/RX NO	5963
CONNECTION TEL	5165429021
CONNECTION ID	
ST. TIME	01/14 17:41
USAGE T	00'57
PGS.	2
RESULT	OK

01/14/02 MON 17:42 FAX 202 942 9553   RISK MGMNT/CTL

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David

FINANCIAL SERVICES, LLC

100 Quentin Roosevelt Boulevard, Suite 516 • Garden City, New York 11530

(516) 222-9111 FAX (516) 542-9021

FAX TRANSMITTAL SHEET

Date: January 14, 2002

Subject: SFL Securities LLC

                                  SEC no. 8-53308 / CRD no. 113325

                                  Request for Waiver to file

                                  December 31, 2001 audit report

To: Mr. Tom McGowan

Number: 202 942 9553

From: Marc H. Stoltz FinOp *[signature]*

COMMENTS:

Mr. McGowan, the attached is being sent to you pursuant to the direction of Mr. Michael Macchiaroli. Can you please acknowledge receipt of this communication by e mail (mhs@jrllc.com) ,fax (516) 542 9021 or telephone (516) 222 9111.

An original letter has been sent via US mail today.

Thank you for your attention to this matter.

Number of Pages (including transmittal)   (2)





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Organization CRD#: 113325	Organization Name: SFL SECURITIES, LLC
Organization SEC#: 8-53308	Applicant Name: SFL SECURITIES, LLC

SEC / Jurisdiction / NASD	Registration Status	Status Effective Date
SEC	Approved -	11/20/2001
NASD	Approved -	11/20/2001

SEC / SRO / Jurisdiction	Registration Status	Status Effective Date
SEC	Approved -	11/20/2001
NASD	Approved -	11/20/2001
NY	No Status -	05/17/2001